[GenCorp Letterhead]

May 29, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  Terence O’Brien, Accounting Branch Chief

Re:          GenCorp Inc.
Form 10-K for the Year Ended November 30, 2013
Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014
Filed March 31, 2014
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated May 15, 2014, including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Reports of GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company acknowledges the Staff’s comment. The Company will show the Staff what the additional disclosures or revisions will look like in its responses below and will reflect such revisions in future filings.

Notes to the Financial Statements

Note 3. Balance Sheet Accounts and Supplemental Disclosures
b. Inventories, page 93

2.
We note your response to comment 8 of our letter dated April 7, 2014. In a similar manner to your response, please disclose how you determine which general and administrative costs should be allocated in inventories and your basis for including these amounts in inventories.

The Company advises the Staff that all general and administrative costs that are deemed allocable and allowable under U.S government procurement regulations are applied to the Company’s contracts including, but not limited to, such items as rent, utilities, insurance, personnel costs, and professional fees.  The Company’s treatment complies with the requirements of Cost Accounting Standards 410, Allocation of Business Unit General and Administrative Expenses to Final Cost Objectives, and likewise is consistent with GAAP applicable to U.S. government contractors, namely ASC 330, Inventory, and ASC 912, Contractors- Federal Government.

Securities and Exchange Commission
May 29, 2014

The Company will include the following revised disclosure in the inventory policy section of future 10-K filings:

NOTE: Changes to the disclosure are underlined to facilitate your review.

Inventories are stated at the lower of cost or market, generally using the average cost method. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production, contract-specific facilities and equipment, allocable operating overhead, advances to suppliers, environmental expenses and, in the case of contracts with the U.S. government, allocable costs deemed allowable under U.S. government procurement regulations for bid and proposal, research and development, and general and administrative expenses.

Note 5. Income Taxes, page 99

3.     We note your response to comment 9 of our letter dated April 7, 2014. Please address the following:

•
You state GAAP provides that you also include other comprehensive income when determining whether a cumulative loss position exists. Please help us understand what guidance you are relying upon in determining that you should consider other comprehensive income in determining whether you are in a cumulative loss position when evaluating the realizability of your deferred tax assets related to net operating loss and tax credit carryforwards;

•	Please provide us with a breakdown of the specific deferred tax assets for which you released $179.8 million of a valuation allowance;

•
You need $472.6 million in pre-tax income and $217.2 million in other comprehensive income to realize your net deferred tax assets as of November 30, 2013. Please provide us with your projected annual income and comprehensive income amounts which show how you determined that you will be able to record these amounts of income. Please ensure you address consideration of when any loss and credit carryforwards expire. Please include a clear explanation of the specific assumptions you made in concluding that future income will be materially different from historical results. For example, you should address current sales and how you expect these to change in order to generate enough income to recover your deferred tax assets; and

•
Your response indicates that you have a history of generating taxable income, which has allowed for the utilization of net operating loss and tax credit carryforwards with the exception of fiscal 2008. Please provide us with your taxable income for each of the last five years and correspondingly the amounts of net operating loss and tax credit carryforwards utilized.

The Company advises the Staff that it will address each bullet point related to Item 3 below:

•
You state GAAP provides that you also include other comprehensive income when determining whether a cumulative loss position exists. Please help us understand what guidance you are relying upon in determining that you should consider other comprehensive income in determining whether you are in a cumulative loss position when evaluating the realizability of your deferred tax assets related to net operating loss and tax credit carryforwards;

The Company advises the Staff that it considered ASC 740-10-30-17, Establishment of a Valuation Allowance for Deferred Tax Assets (“ASC 740-10-30-17”), when concluding that it should include other comprehensive income (“OCI”) in determining whether a cumulative loss position exists.  ASC 740-10-30-17 states that, “all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.”  The Company’s interpretation of this guidance resulted in consideration of all items, other than the cumulative effect of accounting changes, in determining whether a cumulative loss position existed.

Securities and Exchange Commission
May 29, 2014

The items included in OCI as of November 30, 2013 and February 28, 2014 consist primarily of pension and post-retirement losses.  As disclosed in Note 7, Retirement Benefits, beginning on page 110, pension accounting permits market gains and losses to be deferred and recognized over a period of years.  This “smoothing” results in the creation of other accumulated income or loss which will be amortized to pension costs in future years, and hence, will eventually be included in book income.  As the guidance requires the consideration of “all available evidence,” we determined it appropriate to consider the components of OCI.

•	Please provide us with a breakdown of the specific deferred tax assets for which you released $179.8 million of a valuation allowance;

As disclosed in Note 5, Income Taxes, beginning on page 99, the Company advises the Staff that the Company’s deferred tax assets (“DTAs”) principally consist of pension and post-retirement losses ($107.4 million), accrued estimated costs ($91.4 million), other post-employment benefits (“OPEB”) ($27.4 million), and basis difference in assets and liabilities, including property, plant and equipment (“PP&E”) ($23.0 million).  The Company experienced two distinct events in fiscal 2013 that led to the release of the valuation allowance, namely (i) the acquisition of the Rocketdyne business and (ii) the actuarial pension gain related to the annual valuation of the Company’s pension plan.

In its response to the Staff’s comments dated May 2, 2014, the Company advised the Staff that the DTAs for which the reversal of the valuation allowance was recorded in OCI were related to actuarial pension losses and post-retirement gain accruals. To determine the portion of the valuation allowance that should be released to OCI and net income, respectively, the Company employed the following methodology:

•	The Company’s pension gain was tax effected to determine the amount of the allowance that should be released from OCI; and
•	The balance of the valuation allowance was released to net income.

This methodology is based on the allocation method prescribed in ASC 740-20, Intraperiod Tax Allocation, which addresses the process of allocating total income tax expense or benefit to continuing operations, discontinued operations, extraordinary items, other comprehensive income, and items charged or credited directly to shareholder’s equity.  This methodology generally does not result in the allocation of income tax expense or benefit to financial statement components based on the nature of the DTA, but tends to be mechanical in nature.

•
You need $472.6 million in pre-tax income and $217.2 million in other comprehensive income to realize your net deferred tax assets as of November 30, 2013. Please provide us with your projected annual income and comprehensive income amounts which show how you determined that you will be able to record these amounts of income. Please ensure you address consideration of when any loss and credit carryforwards expire. Please include a clear explanation of the specific assumptions you made in concluding that future income will be materially different from historical results. For example, you should address current sales and how you expect these to change in order to generate enough income to recover your deferred tax assets; and

The Company advises the Staff that its interpretation of the authoritative guidance indicates that once an entity concludes that positive evidence outweighs negative evidence so that some or all of a valuation allowance can be released, it would not normally expect that release to occur over a number of successive years.  The Company’s interpretation of the guidance indicates that the Company does not have to specifically generate $217.2 million in other comprehensive income to realize its DTAs, as the pension and post-retirement losses will be amortized to pension costs in future years, and hence, will eventually be included in book income.  Although current trends indicate that it may take the Company several years to fully realize its DTAs, the Company’s interpretation of ASC 740-10-30-17 indicates that the use of projections based on a relatively short timeframe fails to consider all available evidence; therefore, the Company believes it is appropriate to consider a long-term duration when assessing the realizability of its DTAs due to the fact that only a minority of the Company’s DTAs ($29.2 million related to certain federal and state credit and loss carryovers) have a defined expiration date.

Securities and Exchange Commission
May 29, 2014

The Company considered the following positive evidence in arriving at its conclusion to release its valuation allowance, with the weight given to the evidence commensurate with the extent to which it could be objectively verified:

•
Three year cumulative income position as of November 30, 2013 as a result of the gain recognized in OCI due to improved trends related to the valuation of the Company’s pension assets and liabilities, also resulting in lower future projected pension expense;

•	Improved pension legislative conditions that will positively impact the Company’s ability to recover pension costs through government contracts;
•	The Company’s history of generating taxable income allowing for the utilization of tax credit carryforwards;
•	Improved pro-forma historical operating results when combined with that of the Rocketdyne business;
•	Increased core earnings from continuing operations principally related to improved contract profit as a result of the Rocketdyne acquisition; and
•	Continued growth in the Company’s contract backlog.

In response to your inquiry, the Company advises the Staff that its five year forecast indicates projected growth in income during the next five years sufficient to realize the Company’s net deferred tax assets as of November 30, 2013.

•
Your response indicates that you have a history of generating taxable income, which has allowed for the utilization of net operating loss and tax credit carryforwards with the exception of fiscal 2008. Please provide us with your taxable income for each of the last five years and correspondingly the amounts of net operating loss and tax credit carryforwards utilized.

The Company advises the Staff that its taxable income for each of the last five years and correspondingly amounts of federal net operating loss (“NOL”) and tax credit carryforwards utilized include:

	2009	2010	2011	2012	2013
	(in millions)
Taxable income (loss) before NOL	$55.8	$61.2	$75.3	$41.4 *	(9.1	)**
NOL utilized	(37.9)	(61.2)	(75.3)	(9.5)	—
Tax Credit Carryforwards utilized	—	—	—	(9.4)	—
___________
*   As amended in June 2014.
** Loss primarily due to short-term book to tax difference in revenue recognition that will reverse in fiscal 2014.

Securities and Exchange Commission
May 29, 2014

Note 10. Cost Reduction Plan, page 21

4.
We note your response to comment 12 of our letter dated April 7, 2014. Please clarify if you already have or when you intend to record the expenses associated with the integration and restructuring costs. Please tell us whether you have other costs that you have incurred and capitalized as of November 30, 2013 and February 28, 2014, because you expect such costs to be reimbursable under your contracts.

The Company advises the Staff that certain costs incurred in the performance of the Company’s U.S. government contracts were required to be recorded under GAAP but were not currently allocable to contracts as of November 30, 2013 and February 28, 2014. These costs were deferred and will be allocated to the Company’s contracts when they are paid or otherwise agreed.  These costs were deferred as the Company believes that subsequent recovery of said costs through the pricing of the Company’s products and services to the U.S. government is probable.

The Company advises the Staff that in accordance with U.S. government contractor regulations, the $16.9 million of Rocketdyne business integration costs, including $5.0 million of the $10.0 million in restructuring costs, will be amortized over a five year period and allocated to the Company’s U.S. government contracts once the U.S. government has determined through audit that the Company’s planned integration savings exceed its planned external restructuring costs by a factor of a least two to one.  The culmination of the U.S. government’s review and audit of the Company’s external restructuring proposal will result in an Advance Agreement between the U.S. government and the Company and provide for recovery of said external restructuring costs over a period not to exceed five years.  The audit of the Company’s external restructuring proposal is currently anticipated to occur in the third quarter of fiscal 2015.

The Company advises the Staff that the $5.0 million of restructuring costs that are not included as a component of the Rocketdyne business integration costs (discussed above) will be charged to overhead expense in the period in which the costs have been paid (i.e., second quarter of fiscal 2014).  The $5.0 million of restructuring costs is a component of the Company’s fiscal 2014 U.S. government forward pricing rates, and therefore, will be recovered through the pricing of the Company’s products and services to the U.S. government.

The Company further advises the Staff that other costs that the Company has incurred and capitalized that it expects to be reimbursed under its U.S. government contracts as of November 30, 2013 and February 28, 2014 relate principally to the Company’s environmental remediation activities. The Company’s policy related to the capitalization of environmental remediation is disclosed in Note 1(k) on page 85 and is as follows: “At the time a liability is recorded for future environmental estimated costs, the Company records an asset for estimated future recoveries that are estimable and probable. Some of the Company’s environmental costs are eligible for future recovery in the pricing of its products and services to the U.S. government and under existing third party agreements. The Company considers the recovery probable based on the Global Settlement Agreement, Northrop Agreement, government contracting regulations, and its long history of receiving reimbursement for such costs.”

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 29, 2014

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary